IR-Med Inc.

November 5, 2021

VIA Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Gabor
Ms. Abby Adams

Re: IR-Med, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 28, 2021

File No: 333-255894

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IR-Med, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on November 9, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company requests that it be notified of such effectiveness by contacting David Aboudi, the Company’s counsel, at Aboudi Legal Group PLLC, at (646) 768-4285 or at david@aboudilegal.com.

Sincerely,
/s/ Sharon Levkoviz
Sharon Levkoviz
Chief Financial Officer